WHITECLOUDS INC.
BALANCE SHEET
December 31, 2017

ASSETS

Current Assets	
Regular Checking Account	66,222
Accounts Receivable	290,062
Inventory	330,735
Other Current Assets	16,672
Total Current Assets	703,690
Non-Current Assets	
Property and Equipment, Net	1,697,022
Deposits	31,520
Organization Costs	20,366
Goodwill	682,228
Patent - Medical Hinge & Slice	18,297
Total Other Assets	2,449,434
Total Assets	3,153,124

LIABILITIES AND CAPITAL

Current Liabilities	
Accounts Payable	613,821
Short Term Loans	1,613,434
Accrued Expenses	27,960
Prepaid Income	2,450
Accrued Payroll	75,215
Taxes Payable	126,192
Total Current Liabilities	2,459,072
Long-Term Liabilities	
Lease Payables - LongTerm	89,584
Notes Payable	4,765,000
Total Long-Term Liabilities	4,854,584
Total Liabilities	7,313,656
Capital/Shareholders' Equity	
Common Stock	1,077,120
Paid-in Capital	2,967,019
Retained Earnings	(8,204,672)
Total Capital	(4,160,532)
Total Liabilities & Capital	3,153,124

Unaudited

WHITECLOUDS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
Operating Income	
Sales	2,293,065
Cost of Sales	(1,055,242)
Gross Profit	1,237,824
Expenses	
Research & Development	471,083
Employee Compensation	1,832,821
General and Administrative	176,821
Travel	23,284
Insurance	21,845
Legal and Professional	95,430
Royalties	13,964
Advertising	213,596
Facility Rental	318,706
Repairs	88,353
Supplies	51,511
Shipping to Customer	107,454
Internet and Utilities	88,739
Bad Debt	8,687
Depreciation	582,339
Total Expenses	4,094,634
Net Income from Operations	(2,856,811)
Other Income (Expense)	
Amortization Expense	(129,017)
Non-Income Tax Expense	(77,989)
Interest Expense	(174,811)
Total Other Income (Expense)	(381,817)
Net Income	(3,238,628)

WHITECLOUDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from operating activities	
Net Income (Loss) For the Period	(3,238,628)
Change in Accounts Payable	(224,023)
Change in Accounts Receivable	(85,110)
Change in Accrued Payroll	(19,776)
Change in Taxes Payable	110,482
Change in Inventory	75,756
Change in Deposits	8,531
Net Cash Flow from Operating Activities	(3,372,768)
Cash Flows from Investing Activities	
Purchase or Sale of Software and Equipment	(23,699)
Change in Patents	(1,988)
Change in Goodwill	-
Leasehold Improvements	-
Change in Accumulated Depreciation	625,760
Change in Accumulate Amortization	85,596
Net Cash Flow from Investing Activities	685,669
Cash Flows From Financing Activities	
Change in Lease Payables, Long Term	(316,223)
Change in Loans Payable	1,613,434
Change in Convertible Notes	321,000
Change in Additional Paid in Capital	
Sale of Stock	1,070,218
Net Cash Flows from Financing Activities	2,688,429
Cash Balance at Beg of Period	(64,892)
Net Increase <Decrease> in Cash	1,330
Cash Balance at End of Period	66,222